Form 20-F
period 2014-03-31
Glori Energy Inc.
filed 2014-07-31
CIK 1597131

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-35602

GLORI ENERGY INC.

(Exact name of Registrant as specified in its charter)

Not applicable (Translation of Registrant’s name into English)	Delaware (Jurisdiction of incorporation or organization)

Glori Energy Inc.

4315 South Drive

Houston, Texas 77053

(Address of Principal Executive Offices)

Victor Perez

4315 South Drive

Houston, Texas 77053

Telephone: 713-237-8880

Facsimile: 713-237-8585

Email: info@glorienergy.com

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of exchange on which registered
Common Stock	The Nasdaq Capital Market LLC
Warrants	The Nasdaq Capital Market LLC

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

Indicate the number of outstanding shares of each of the Issuer’s classes of capital or ordinary shares as of the close of the period covered by the annual report: 7,187,500 shares of Common Stock.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes  ☐ No  ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes  ☐ No  ☒

Indicate by check mark whether the registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

US GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐     Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes  No  ☒

EXPLANATORY NOTE

This Form 20-F is being filed by Glori Energy Inc. in order to close out the final reporting period (the fiscal year ended March 31, 2014) of its predecessor entity, Infinity Cross Border Acquisition Corporation, a company that was a foreign private issuer and was organized under the laws of the British Virgin Islands prior to its merger with Glori Acquisition Corp., which changed its name to Glori after such merger. Because Infinity Cross Border Acquisition Corporation was merged out of existence on April 14, 2014, several of the items required by this Form 20-F are inapplicable and we refer you to the following public filings of Glori with the Securities and Exchange Commission (“SEC”) for further information regarding the continuing operations of Glori as the successor entity to Infinity Cross Border Acquisition Corporation:

•	The final prospectus contained in Glori’s Registration Statement on Form S-4 (File No. 333-193387), originally filed with the SEC on January 16, 2014 (the “Final Prospectus”), which contains, among other things, information regarding Glori’s risk factors, Glori’s existing board of directors and senior management, Glori’s major shareholders, a description of Glori’s securities and financial information for Glori and for Infinity Cross Border Acquisition Corp. for the period ended December 31, 2013; and

•	Glori’s Current Report on Form 8-K filed with the SEC on April 18, 2014 (as amended on May 2, 2014 and May 15, 2014) (the “Business Combination Form 8-K”), which contains, among other things, Glori’s financial statements for the fiscal quarter ended March 31, 2014.

To the extent any information required herein is contained in either the Final Prospectus or the Business Combination Form 8-K (the “Business Combination Filings”), such information shall be deemed to be incorporated by reference herein.

INTRODUCTION

Unless otherwise indicated and except where the context otherwise requires,

•	references to “we,” “us,” “our” or “the Company” refer to Glori Energy Inc. (formerly known as Glori Acquisition Crop.), a Delaware corporation and successor in interest to Infinity Cross Border Acquisition Corporation, formerly known as Infinity China 1 Acquisition Corporation, a company organized under the laws of the British Virgin Islands;

•	references to the “Business Combination” refer to the Redomestication together with the Transaction Merger;

•	references to “EBC” mean EarlyBirdCapital, Inc. the representative of the underwriters of Infinity Cross Border Acquisition Corporation’s July 19, 2012 offering;

•	references to “EBC warrants” means the 438,182 warrants for ordinary shares of Infinity Cross Border Acquisition Corporation that EBC purchased upon consummation of the offering and the exercise of the over-allotment;

•	references to the “Exchange Act” are to the United States Securities Exchange Act of 1934, as amended;

•	references to “founder shares” refer to the 1,437,500 ordinary shares of Infinity Cross Border Acquisition Corp. held by its sponsors, officers and directors prior to the offering;

•	references to “Glori” refer to Glori Energy Inc., a Delaware corporation, and its subsidiaries, unless the context otherwise indicates, and the post-Transaction Merger subsidiary of Infinity Acquisition whose name was changed to Glori Energy Technology, Inc. after the Business Combination;

•	references to “Infinity Acquisition” refer to Glori Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of the Company, whose name was changed to Glori Energy Inc. after the Business Combination;

•	references to “Infinity Cross Border Acquisition Corporation” are to Infinity Cross Border Acquisition Corporation, formerly known as Infinity China 1 Acquisition Corporation, a company organized under the laws of the British Virgin Islands, and predecessor in interest to Glori Energy Inc.;

•	references to “initial business combination” and to “business combination” means to acquire, engage in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchase all or substantially all of the assets of, or engage in any other similar business combination with one or more businesses or entities;

•	references to “initial shareholders'' collectively refers to Infinity Cross Border Acquisition Corporation’s sponsors, officers and directors who own the founder shares;

•	references to “insider warrants” are to the EBC warrants and sponsor warrants;

•	references to “management” or “management team” refer to Infinity Cross Border Acquisition Corporation’s officers and director or our officers and directors, as the context requires;

•	references to the “memorandum and articles of association” refer to Infinity Cross Border Acquisition Corporation’s amended and restated memorandum and articles of association ;

•	references to “Merger Sub” refer to Glori Merger Subsidiary, Inc., a Delaware corporation and wholly-owned subsidiary of Infinity Acquisition formed for the purpose of the Transaction Merger;

•	references to the “offering” refer to Infinity Cross Border Acquisition Corporation’s initial public offering pursuant to the prospectus filed with the Securities and Exchange Commission dated July 19, 2012;

•	references to a “prospectus” are to Infinity Cross Border Acquisition Corporation’s offering prospectus dated July 19, 2012 filed with the United States Securities and Exchange Commission;

•	references to “public shareholders” refer to the holders of Infinity Cross Border Acquisition Corporation’s public shares, including its sponsors and management team to the extent its sponsors and/or members of its management team purchased public shares, provided that Infinity Cross Border Acquisition Corporation’s sponsors and each member of management were only considered “public shareholders” with respect to any public shares so owned;

i

•	references to “public shares” are to ordinary shares of Infinity Cross Border Acquisition Corporation sold as part of the units in its offering (whether they were purchased in the offering or thereafter in the open market) and pursuant to exercise of the underwriter’s over-allotment option;

•	references to the “Redomestication” refer to the merger of Infinity Cross Border Acquisition Corporation with and into Infinity Acquisition, a wholly-owned subsidiary of Infinity Cross Border Acquisition Corporation, with Infinity Acquisition surviving the merger;

•	references to “repurchased public warrants” are to the public warrants purchased by Infinity Cross Border Acquisition Corporation’s initial shareholders or their designees;

•	references to the “Securities Act” are to the United States Securities Act of 1933, as amended;

•	references to “sponsors” or the “Infinity-I China Funds” collectively refer to Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P., each of which is a limited partnership; the general partner of each of the aforementioned funds is Infinity-CSVC Partners, Ltd., a Cayman Islands exempted company;

•	references to “sponsors warrants” mean the 4,381,818 warrants purchased by Infinity Cross Border Acquisition Corporation’s sponsor simultaneous with the closing of its initial public offering and the exercise of the over-allotment;

•	references to the “Transaction Merger” refer to the transaction immediately following the Redomestication, pursuant to which Merger Sub will be merged with and into Glori, with Glori surviving the merger; and

•	all dollar amounts are in U.S. dollars unless otherwise indicated.

ii

FORWARD-LOOKING STATEMENTS

This annual report on Form 20-F (the “Annual Report”) contains forward-looking statements as defined in Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934 (the “Exchange Act”). This Annual Report contains forward-looking statements that involve risks and uncertainties. All statements other than statements of historical facts are forward-looking statements. These forward-looking statements include information about Infinity Cross Border Acquisition Corporation’s possible or assumed future results of operations or our performance. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “estimates,” and variations of such words and similar expressions are intended to identify the forward-looking statements.

The risk factors and cautionary language referred to in this Annual Report provide examples of risks, uncertainties and events that may cause actual results to differ materially from the expectations described by the Company in its forward-looking statements, including among other things:

•	our success in retaining or recruiting, or changes required in, its officers, key employees or directors following the Business Combination;

•	the Company’s officers and directors allocating their time to other businesses and potentially having conflicts of interest with the Company’s business or in approving its initial business combination, as a result of which they would then receive expense reimbursements;

•	our financial performance following the Business Combination.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of March 31, 2014, pursuant to the explanatory note provided above.

Although we believe that the expectations reflected in such forward-looking statements are reasonable, there can be no assurance that such expectations will prove to be correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements contained in this Annual Report, or the documents to which we refer readers in this Annual Report, to reflect any change in our expectations with respect to such statements or any change in events, conditions or circumstances upon which any statement is based.

iii

PART I

ITEM 1.	IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

A. Directors and Senior Management

Not applicable

ITEM 2.	OFFER STATISTICS AND EXPECTED TIMETABLE

Not Applicable.

ITEM 3.	KEY INFORMATION

A. Selected financial data

The following selected financial data is derived from the audited financial statements of Infinity Cross Border Acquisition Corporation as of and for the year ended March 31, 2014. The financial statements were prepared and presented in accordance with U.S. generally accepted accounting principles, or GAAP. The statements of operations for the year ended March 31, 2014, for the period from April 6, 2011 (inception) to March 31, 2014; the statements of cash flow for the period from April 6, 2011 (inception) to March 31, 2014; and the balance sheet as of March 31, 2014 are included in this Annual Report.

Our results of operations in any past period may not necessarily be indicative of the results that may be expected for any future period. See “Risk Factors” included elsewhere in this Annual Report. The summary consolidated financial information for those periods and as of those dates should be read in conjunction with those consolidated financial statements and the accompanying notes included elsewhere in this Annual Report.

Summary of statement of operation data:

(US$)

	Year ended March 31, 2014	April 6, 2011 (date of inception) to March 31, 2014
Revenue	$-	$-
Loss from formation and operating costs	$(798,544)	$(1,119,822)
Net loss attributable to ordinary shareholders	$(2,899,785)	$(3,313,097)
Net loss per ordinary share attributable to ordinary shareholders, basic and diluted	$(0.92)	$(1.43)

 Summary of statement of cash flow data:

(US$)

	Year ended March 31, 2014	April 6, 2011 (date of inception) to March 31, 2014
Cash Flows from Operating Activities
Net cash used in operating activities	$(857,287)	$(960,934)
Cash Flows from Investing Activities
Net cash used in investing activities	$-	$(46,000,000)
Cash Flows from Financing Activities
Net cash provided by financing activities	$500,000	$46,488,775

Summary of balance sheet data:

(US$)

	March 31, 2014	March 31, 2013
Cash	$27,841	$385,128
Working capital (deficiency) (1)	$37,256,478	$40,156,263
Total assets	$46,072,934	$46,409,260
Total shareholders’ equity (deficit)	$5,000,0001	$5,000,001

(1)	Working capital is calculated as current assets minus current liabilities.

B.  Capitalization and indebtedness

Not Applicable.

C.  Reasons for the offer and use of proceeds

Not Applicable.

D.  Risk factors

The risks associated with the Company and Glori’s business are described in the Final Prospectus in the sections entitled “Summary Risk Factors”, “Risk Factors – Risk Factors Relating to Glori’s Business”, “Risk Factors – Risk Factors Relating to Glori’s Intellectual Property”, “Risk Factors – Environmental and Regulatory Risks” and “Risk Factors – Risk Factors Relating to the Business Combination”, each of which is incorporated herein by reference.

ITEM 4.	INFORMATION ON THE COMPANY

A. History and development of the company

In addition to the information set forth in this Form 20-F, the discussion of the merged companies in the Final Prospectus under the sections entitled “Summary of the Prospectus”, “Merger Agreement”, “Glori Business” and “Certain Relationships and Related Transactions” are incorporated herein by reference.

Infinity Cross Border Acquisition Corporation was incorporated on April 6, 2011 (under the name Infinity China 1 Acquisition Corporation). Infinity Cross Border Acquisition Corporation was a blank check company incorporated as a British Virgin Islands business company with limited liability (meaning that its public shareholders had no additional liability, as members of our company, for the liabilities of our company over and above the amount paid for their shares) and formed for the purpose of acquiring, engaging in a share exchange, share reconstruction and amalgamation, contractual control arrangement with, purchasing all or substantially all of the assets of, or engaging in any other similar business combination with one or more businesses or entities. All activity through July 25, 2012 related to the formation and consummation of Infinity Cross Border Acquisition Corporation’s offering. Since July 25, 2012, Infinity Cross Border Acquisition Corporation had investigated prospective target businesses with which to consummate its initial business combination. Infinity Cross Border Acquisition Corporation’s registered agent was Ogier Fiduciary Services (BVI) Limited and is located at Nemours Chambers, Road Town, Tortola, British Virgin Islands.

On July 25, 2012, Infinity Cross Border Acquisition Corporation consummated its offering of 5,000,000 units (the “Units”), each unit (a “Unit”) consisting of one ordinary share, no par value per share (the “Ordinary Shares”), and a warrant (a “Warrant”) to purchase one Ordinary Share, pursuant to the registration statement on Form S-1 as amended on Form F-1 (File No. 333-173575) (the “Registration Statement”) which was declared effective on July 19, 2012.   The units were sold at an offering price of $8.00 per unit, generating gross proceeds of $40,000,000. The underwriters of the IPO were granted an option to purchase up to an additional 750,000 Units to cover over-allotments, if any. On July 26, 2012, the underwriters exercised the option in full and, on July 27, 2012, the underwriters purchased all of the Over-Allotment Units, which were sold at an offering price of $8.00 per Unit, generating gross proceeds of $6,000,000. Simultaneously with the closing of the offering and the closing of the over-allotment, Infinity Cross Border Acquisition Corporation closed a private placement (the “Private Placement”) where it sold an aggregate of 4,381,818 sponsors warrants to the Company’s sponsors (including warrants sold in connection with the over-allotment option) and 438,182 Warrants to EBC (including warrants sold in connection with the over-allotment option) (“Placement Warrants”). As a result of the offering and the full exercise of the over-allotment option, we raised $46,000,000.

On July 20, 2012, the Units commenced trading on The Nasdaq Capital Market under the symbol INXBU. On September 20, 2012, the Units were separated and our ordinary shares and warrants began to trade on the Nasdaq Capital Market under the symbols INXB and INXBW, respectively.

On January 8, 2014, Infinity Cross Border Acquisition Corporation, Infinity Acquisition, Merger Sub, Glori, and the INXB Representative entered into a Merger and Share Exchange Agreement, referred to herein as the “Merger Agreement”. Pursuant to the Merger Agreement, on April 14, 2014, Infinity Cross Border Acquisition Corporation effected the Redomestication. Immediately following the Redomestication, Infinity Acquisition effected the Transaction Merger.

B. Business overview

The business of the Company is described in the Final Prospectus in the sections entitled “Summary of the Prospectus – The Parties”, “Summary of the Prospectus – the Redomestication, Business Combination and Merger Agreement”, “Infinity Corp. Business”, and “Where You Can Find Additional Information,” each of which is incorporated herein by reference.

C. Organizational structure

Infinity Cross Border Acquisition Corporation had one wholly-owned subsidiary as of March 31, 2014, Infinity Acquisition. Infinity Acquisition had one wholly-owned subsidiary, Glori Merger Subsidiary, Inc. a Delaware corporation.

D. Property, plants and equipment

As of March 31, 2014, Infinity Cross Border Acquisition Corporation maintained its executive offices at 3 Azrieli Center (Triangle Tower) 42nd Floor, Tel Aviv, Israel, 67023. Commencing on July 20, 2012, the Company was obligated to pay Infinity-C.S.V.C. Management Ltd, an affiliate of the Company’s sponsors, an aggregate of $10,000 per month for office space, administrative services and secretarial support. Infinity Cross Border Acquisition Corporation believed, based on rents and fees for similar services, that this amount was at least as favorable as it could have obtained from an unaffiliated person. Infinity Cross Border Acquisition Corporation considered this office space adequate for its operations.

ITEM 4A.	UNRESOLVED STAFF COMMENTS

None.

ITEM 5.	OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The discussion and analysis of the financial condition of each of Glori and the Company is included in the Final Prospectus in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Glori” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Infinity Corp.” All such information is incorporated herein by reference.

ITEM 6.	DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. Directors and senior management

Information regarding the directors and executive officers of the Company upon the consummation of the Business Combination and immediately after the Business Combination is included in the Final Prospectus in the sections entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Infinity Corp.” and “Directors, Executive Officers, Executive Compensation and Corporate Governance.” All such information is incorporated herein by reference.

B. Compensation

Information regarding the compensation for the Company’s directors and members of its administrative, supervisory and management bodies is included in the Final Prospectus in the sections entitled “Compensation of Directors and Executive Officers,” “Post Merger Compensation” and “Director Compensation.” All such information is incorporated herein by reference.

C. Board practices

Information regarding our board of directors subsequent to the Business Combination is included in the Final Prospectus in the sections entitled “Directors and Executive Officers after the Business Combination,” “Independence” and “Board Committees.” All such information is incorporated herein by reference.

D. Employees

As of March 31, 2014, the Company had 5 executive officers. These individuals were not obligated to devote any specific number of hours to Company matters but they intended to devote as much of their time as they deemed necessary to Company affairs until the Company had completed its initial business combination.

E. Share ownership

See Item 7 below.

ITEM 7.	MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

The following information reflects the shareholders and related party transactions of the Company as of March 31, 2014. In addition to the information set forth in this Form 20-F, the information in the Final Prospectus in the sections entitled “Beneficial Ownership Immediately Following the Business Combination” and “Certain Relationships and Related Transactions” is incorporated by reference herein.

A. Major shareholders

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of March 31, 2014 by:

•	each person known by the Company to be the beneficial owner of more than 5% of its outstanding ordinary shares;
•	each of the Company’s officers, directors and director nominees that beneficially owns ordinary shares; and
•	all of the Company’s officers and directors as a group.

Unless otherwise indicated, Infinity Cross Border Acquisition Corporation believed that all persons named in the table had sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record or beneficial ownership of the insider warrants as these warrants were not exercisable within 60 days of the date of the prospectus.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Approximate Percentage of Outstanding Ordinary shares
Infinity-CSVC Partners, Ltd. (1)(2)(3)	575,000	8.00%
Amir Gal-Or, Co-Chief Executive Officer, Co-President and Co-Chairman (1)(2)(3)(4)	79,061	1.10%
Avishai Silvershatz, Co-Chief Executive Officer, Co-President and Co-Chairman (1)(2)(3)(4)	79,061	1.10%

Thomas O. Hicks (5)	575,000	8.00%
HH Energy Group, LP (5)	575,000	8.00%
Mark Chess(1)(4)	71,875	1.00%
Mark B. Segall(1)	7,503	*
JFI Fixed, LLC(6)	400,000	5.57%
Jacobson Family Investments, Inc. (6)	400,000	5.57%
Mitchell Jacobson(6)	400,000	5.57%
Marjorie Gershwind(6)	400,000	5.57%
Davidson Kempner Partners(7) (10)	63,862	0.89%
Davidson Kempner Institutional Partners, L.P. (8) (10)	149,554	2.08%
Davidson Kempner International, Ltd. (9) (10)	156,584	2.18%
Davidson Kempner Capital Management LLC(10)	370,000	5.15%
Thomas L. Kempner, Jr. (10)	370,000	5.15%
Stephen M. Dowicz(10)	370,000	5.15%
Woodland Partners(11)	250,000	3.48%
Brookwood Partners, L.P. (11)	100,000	1.39%
Barry Rubenstein(11)	590,800	8.22%
Marilyn Rubenstein(11)	590,800	8.22%
Polar Securities Inc. (12)	552,341	7.68%

All directors and executive officers as a group (5 individuals)	1,362,500	18.95%

(1)	The business address of each of the individuals was located at c/o Infinity-C.S.V.C. Management Ltd., 3 Azrieli Center (Triangle Tower), 42nd Floor, Tel Aviv, Israel, 67023.
(2)	Infinity-CSVC Partners, Ltd. is the general partner of Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P. The board of managers of Infinity-CSVC Partners, Ltd. makes investment decisions on behalf of the limited partners of the Infinity Funds. No limited partner holds an interest in the Infinity Funds that could be deemed a 5% owner of the Company. Additionally, Infinity-CSVC Partners, Ltd. holds voting and dispositive power over the ordinary shares owned by the Infinity Funds. The board of managers is comprised of five individuals, including Amir Gal-Or, Avishai Silvershatz, Avi Fischer, Lin Xianghong and Fei Jianjiang. As a result, Infinity Cross Border Acquisition Corporation determined no single member of this board holds voting and dispositive power over our ordinary shares.
(3)	The shareholders of Infinity-CSVC Partners, Ltd., the general partner of each of the Infinity Funds, are Amir Gal-Or, Avishai Silvershatz, Clal Industries and Investments Ltd. and Hua Yuan International Limited.
(4)	Amounts include ordinary shares directly owned by each of these directors and officers as a result of transfers made by the Sponsors to such officers and directors as of May 3, 2011 and their permitted transferees.
(5)	Mr. Hicks is the sole member and manager of HEP-INXB LLC, the sole general partner of HH Energy Group, LP, and may be considered to have beneficial ownership of the securities owned by such entity. Mr. Hicks disclaims beneficial ownership of any Ordinary Shares in which he does not have a pecuniary interest. Their business address is 100 Crescent Court, Suite 1200, Dallas, Texas 75201.
(6)	Jacobson Family Investments, Inc. and JFI Fixed, LLC may each be deemed to have the sole power to direct the voting and disposition of the ordinary shares. Mitchell Jacobson and Marjorie Gershwind may be deemed to share the power to direct the voting and disposition of the 400,000 ordinary shares that may be deemed to be owned beneficially by each of Jacobson Family Investments, Inc. and JFI Fixed, LLC. The address of the principal office of each of JFI Fixed, LLC, Jacobson Family Investments, Inc., Mitchell Jacobson and Marjorie Gershwind is 152 West 57th Street, 56th Floor, New York, New York, 10019.
(7)	MHD Management Co., a New York limited partnership (“MHD”), is the general partner of Davidson Kempner Partners, a New York limited partnership (“DKP”) and MHD Management Co. GP, L.L.C., a Delaware limited liability company is the general partner of MHD. DKCM (as defined below) is responsible for the voting and investment decisions of DKP. The business address for DKP is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.

(8)	Davidson Kempner Advisers Inc., a New York corporation, is the general partner of Davidson Kempner Institutional Partners, L.P., a Delaware limited partnership (“DKIP”). DKCM is responsible for the voting and investment decisions of DKIP. The business address for DKIP is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.
(9)	Davidson Kempner International Advisors, L.L.C., a Delaware limited liability company, is the investment manager of Davidson Kempner International, Ltd., a British Virgin Islands corporation (“DKIL”). DKCM is responsible for the voting and investment decisions of DKIL. The business address for DKIL is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.
(10)	Davidson Kempner Capital Management LLC, a New York limited liability company and a registered investment adviser with the U.S. Securities and Exchange Commission, acts as investment manager to each of DKP, DKIP and DKIL (“DKCM”) either directly or by virtue a sub-advisory agreement with the investment manager of the relevant fund. The managing members of DKCM are Messrs. Thomas L. Kempner, Jr., Stephen M. Dowicz, Scott E. Davidson, Timothy I. Levart, Robert J. Brivio, Jr., Anthony A. Yoseloff, Eric P. Epstein, Avram Z. Friedman, Conor Bastable, Shulamit Leviant and Morgan Blackwell; and Messrs. Thomas L. Kempner, Jr. and Stephen M. Dowicz, through DKCM, are responsible for the voting and investment decisions relating to the securities held by DKP, DKIP and DKIL reported herein. The business address for such reporting persons is c/o Davidson Kempner Partners, 65 East 55th Street, 19th Floor, New York, New York 10022.
(11)	Barry Rubenstein and Marilyn Rubenstein are general partners of Woodland Partners and Brookwood Partners, L.P. Barry Rubenstein is the husband of Marilyn Rubenstein. Barry Rubenstein and Marilyn Rubenstein have shared power to vote or to direct the vote of (i) the 200,000 ordinary shares held between them in a joint account, (ii) the 250,000 ordinary shares held by Woodland Partners and (iii) the 100,000 ordinary shares held by Brookwood Partners, L.P. Marilyn Rubenstein has sole power to vote or to direct the vote of the 40,800 shares held solely by her and Barry Rubenstein has shared power to vote or direct the vote of such shares. Both Barry and Marilyn Rubenstein disclaim beneficial ownership of these securities except to the extent of their equity interest therein. The business address for each of Barry and Marilyn Rubenstein, Woodland Partners and Brookwood Partners, L.P. is 68 Wheatley Road, Brookville, New York 11545.
(12)	Based on information contained in a Schedule 13G/A filed by the following persons on February 14, 2014, Polar Securities Inc. and North Pole Capital Master Fund share voting and dispositive power with respect to these shares. Paul Sabourin serves as the Chief Investment Officer of each of Polar Securities and North Pole, and their address is 401 Bay Street, Suite 1900, P.O. Box 19, Toronto, Ontario M5H 2Y4, Canada.

B. Related party transactions

Related party transactions of the Company and Glori are described in the Final Prospectus in the section entitled “Certain Relationships and Related Transactions” and is incorporated by reference herein.

C. Interests of experts and counsel

None.

ITEM 8.	FINANCIAL INFORMATION

A. Consolidated statements and other financial information

Please see “Item 18. Financial Statements” for a list of the financial statements filed as part of this Annual Report.

B. Significant changes

None.

ITEM 9.	THE OFFER AND LISTING

A. Offer and listing details

		Units		Ordinary Shares		Warrants
	Reference period	High	Low	High	Low	High	Low

Most recent fiscal years
	2014	9.03	7.83	8.00	7.7	0.8	0.56
	2013	8.55	8.22	7.81	7.41	0.59	0.56
	2012	8.42	8.01	8.03	7.60	0.591	0.55

Most recent quarters
	March 31, 2014	9.03	8.39	8.00	7.89	0.8	0.6
	December 31, 2013	9.00	7.83	7.99	7.81	0.65	0.6
	September 30, 2013	8.41	8.11	7.98	7.82	0.7	0.56
	June 30, 2013	8.51	8.34	7.86	7.7	0.59	0.56

Most recent nine months
	March 2014	9.00	8.52	8.00	7.93	0.77	0.68
	February 2014	8.75	8.50	7.99	7.93	0.72	0.62
	January 2014	9.03	8.39	8.00	7.89	0.8	0.6
	December 2013	8.74	8.70	7.99	7.86	0.6	0.6
	November 2013	8.70	8.40	7.89	7.81	0.65	0.6
	October 2013	9.00	7.83	7.89	7.86	0.65	0.62
	September 2013	8.41	8.35	7.98	7.86	0.7	0.56
	August 2013	8.38	8.30	7.88	7.82	0.6	0.56
	July 2013	8.39	8.11	7.87	7.84	0.59	0.59

B. Plan of distribution

Not applicable.

C. Markets

Infinity Cross Border Acquisition Corporation’s units, ordinary shares and warrants were listed on The Nasdaq Capital Market under the symbols INXBU, INXB and INXBW respectively.

D. Selling shareholders

Not applicable.

E. Dilution

Not applicable.

F. Expenses of the issue

Not applicable.

ITEM 10.	ADDITIONAL INFORMATION

A. Share capital

Not applicable.

B. Memorandum and articles of association

The description of the Amended and Restated Memorandum and Articles of Association for Infinity Cross Border Acquisition Corporation is contained in its Registration Statement on Form F-1, as amended (File No.   333-173575), filed with the Commission, which is incorporated herein by reference. A copy of the Amended and Restated Memorandum and Articles of Association of Infinity Cross Border Acquisition Corporation is filed as an exhibit with its Form 6-K filed on July 25, 2012.

C. Material contracts

Infinity Cross Border Acquisition Corporation did not enter into any material contracts other than in the ordinary course of business and other than those described in Item 4, “Information on the Company” and in Item 7, “Major Shareholders and Related Party Transactions” or elsewhere in this Annual Report on Form 20-F, each of which are incorporated herein by reference.

D. Exchange controls and other limitations affecting security holders

Under British Virgin Islands law, as of March 31, 2014, there were no restrictions on the export or import of capital, including foreign exchange controls or restrictions that affected the remittance of dividends, interest or other payments to nonresident holders of Infinity Cross Border Acquisition Corporation’s ordinary shares.

E. Taxation

British Virgin Islands Taxation

Infinity Cross Border Acquisition Corporation and all distributions, interest and other amounts paid by it persons who are not tax residents in the British Virgin Islands are not subject to any income, withholding or capital gains taxes in the British Virgin Islands, with respect to the shares in Infinity Cross Border Acquisition Corporation owned by them and dividends received on such shares, nor are they subject to any estate or inheritance taxes in the British Virgin Islands.

No estate, inheritance, succession or gift tax, rate, duty, levy or other charge is payable by persons who are not tax residents in the British Virgin Islands with respect to any shares, debt obligations or other securities of Infinity Cross Border Acquisition Corporation.

All instruments relating to transactions in respect of the shares, debt obligations or other securities of Infinity Cross Border Acquisition Corporation and all instruments relating to other transactions relating to the business of Infinity Cross Border Acquisition Corporation are exempt from the payment of stamp duty in the British Virgin Islands.

There are currently no withholding taxes or exchange control regulations in the British Virgin Islands applicable to Infinity Cross Border Acquisition Corporation or its securityholders.

United States Federal Income Taxation

The material United States federal income tax consequences of owning and disposing of securities of Infinity Cross Border Acquisition Corporation in connection with the Business Combination are described in the Final Prospectus in the section entitled “Material U.S. Federal Income Tax Consequences”, and is incorporated herein by reference.

F. Dividends and paying agents

Not applicable.

G. Statement by experts

Not applicable.

H. Documents on display

Infinity Cross Border Acquisition Corporation filed annual reports and other information with the SEC. You may read and copy any report or document filed by the Company, including the exhibits, at the SEC’s public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Such materials can also be obtained on the SEC’s site on the internet at http://www.sec.gov.

I. Subsidiary information

As of March 14, 2014, Infinity Cross Border Acquisition Corporation had one wholly-owned subsidiary, Infinity Acquisition. Infinity Acquisition had one wholly-owned subsidiary, Merger Sub.

ITEM 11.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

The net proceeds of Infinity Cross Border Acquisition Corporation’s initial public offering held in the trust account were invested only in any of (i) U.S. treasuries having a maturity of 180 days or less, (ii) any open ended investment company that held itself out as a registered money market fund, investing in U.S. treasuries, or (iii) any open ended investment company that held itself out as a money market fund, investing in U.S. treasuries selected by Infinity Cross Border Acquisition Corporation meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act. Due to the short-term nature of these investments, Infinity Cross Border Acquisition Corporation did not believe that it had material exposure to interest rate risk.

Interim period financial statements, and discussion and analysis thereof, have not been included in this filing, as Infinity Cross Border Acquisition Corporation ceased to exist as an entity separate from Glori Energy Inc. as of April 14, 2014. No material changes occurs to Infinity Cross Border Acquisition Corporation between March 31, 2014 and April 14, 2014, and the closing of the Merger Agreement and the effects thereof on Infinity Cross Border Acquisition Corporation are more fully described in the Business Combination Filings.

ITEM 12.	DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

None.

PART II

ITEM 13.	DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.	MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

The rights of security holders were not materially changed before March 31, 2014. The impact of Infinity Cross Border Acquisition Corporation’s initial business combination on the rights of shareholders is more fully described in the Business Combination Filings.

ITEM 15.	CONTROLS AND PROCEDURES

Disclosure controls and procedures

Disclosure controls and procedures are controls and other procedures that were designed to ensure that the information required to be disclosed in Infinity Cross Border Acquisition Corporation’s reports filed or submitted under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure controls and procedures included, without limitation, controls and procedures designed to ensure that information required to be disclosed in Infinity Cross Border Acquisition Corporation’s reports filed or submitted under the Exchange Act was accumulated and communicated to the Infinity Cross Border Acquisition Corporation’s management, including its Co-Chief Executive Officers and Principal Accounting and Financial Officer, to allow timely decisions regarding required disclosure.

As required by Rules 13a-15 and 15d-15 under the Exchange Act, Infinity Cross Border Acquisition Corporation’s Co-Chief Executive Officers and Principal Accounting and Financial Officer carried out an evaluation of the effectiveness of our disclosure controls and procedures as of March 31, 2014. Based upon their evaluation, Infinity Cross Border Acquisition Corporation’s Co-Chief Executive Officers and Chief Financial Officer concluded that Infinity Cross Border Acquisition Corporation’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act) were effective.

Management’s annual report on internal control over financial reporting

Infinity Cross Border Acquisition Corporation’s management was responsible for establishing and maintaining adequate internal control over financial reporting. Infinity Cross Border Acquisition Corporation’s internal control over financial reporting was a process designed, under the supervision of the Co-Chief Executive Officers and Principal Accounting and Financial Officer, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Infinity Cross Border Acquisition Corporation’s internal control over financial reporting included policies and procedures that pertained to the maintenance of records that, in reasonable detail, accurately and fairly, reflected transactions and dispositions of assets, provided reasonable assurance that transactions were recorded in the manner necessary to permit the preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures were only carried out in accordance with the authorization of Infinity Cross Border Acquisition Corporation’s management, and provided reasonable assurance regarding the prevention or timely detection of any unauthorized acquisition, use or disposition of Infinity Cross Border Acquisition Corporation’s assets that could have had a material effect on its financial statements.

Because of its inherent limitations, Infinity Cross Border Acquisition Corporation’s internal control over financial reporting may not have prevented or detected all misstatements.

Infinity Cross Border Acquisition Corporation’s management assessed the effectiveness of its internal control over financial reporting. Based on its assessment, Infinity Cross Border Acquisition Corporation’s management concluded that its internal control over financial reporting as of March 31, 2014 was effective.

Change in internal control over financial reporting

During the period covered by this Annual Report on Form 20-F, Infinity Cross Border Acquisition Corporation made no changes to its internal controls over financial reporting that materially affected or were reasonably likely to materially affect its internal control over financial reporting.

ITEM 15T.	CONTROLS AND PROCEDURES

Not Applicable.

ITEM 16.	[RESERVED]

ITEM 16A.	AUDIT COMMITTEE FINANCIAL EXPERT

Infinity Cross Border Acquisition Corporation did not have a financial expert on its audit committee because retaining an independent director who would qualify as a financial expert would have been costly and burdensome and was not warranted in the circumstances given its limited revenues and revenues prior to the consummation of an initial business combination. However, the board of directors of Infinity Cross Border Acquisition Corporation determined that the sole member of its audit committee was financially sophisticated as required by the rules of the Nasdaq Capital Market.

ITEM 16B.	CODE OF ETHICS

In 2012, Infinity Cross Border Acquisition Corporation’s board of directors adopted a code of ethics for senior executive and financial officers. A copy of the code of ethics was filed as an exhibit to Infinity Cross Border Acquisition Corporation’s annual report on Form 20-F filed with the Securities and Exchange Commission on August 15, 2012.

ITEM 16C.	PRINCIPAL ACCOUNTANT FEES AND SERVICES

Since April 6, 2011 (date of inception), Infinity Cross Border Acquisition Corporation’s principal independent registered public accounting firm has been Ziv Haft, located at Amot Bituach House Bldg. B 46-48, Derech Menachem Begin Rd., Tel Aviv 66180. Ziv Haft has audited the balance sheets of the Company as of March 31, 2014 and the related statements of operations, changes in shareholders’ equity, and cash flows for the year-ended March 31, 2014.

The following table represents the aggregate fees for service rendered by Ziv Haft, BDO member firm for the fiscal years ended March 31, 2013 and March 31, 2014.

	March 31, 2014	March 31, 2013
Audit Fees	$35,885	$32,160
Audit-Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total fees	$35,885	$32,160

ITEM 16D.	EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

Not Applicable.

ITEM 16E.	PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

Not applicable.

ITEM 16F.	CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

Not applicable.

ITEM 16G.	CORPORATE GOVERNANCE

As a foreign private issuer, Infinity Cross Border Acquisition Corporation was permitted to and did follow home country corporate governance practices instead of certain corporate governance rules of the Nasdaq Capital Market. The corporate governance practice in Infinity Cross Border Acquisition Corporation’s home country, the British Virgin Islands, do not require the implementation of various Nasdaq Capital Market corporate governance rules. Accordingly, Infinity Cross Border Acquisition Corporation relied on its home country corporate governance practice including, among other things, the composition and responsibilities of its board of directors and board committees (including the audit, compensation and nominating committees), the participation of independent directors in the determination of executive compensation and the nomination of directors, the requirement of annual meetings of shareholders, the review and oversight of related-party transactions, the scheduling of executive sessions, the availability and content of a code of conduct, the number of shareholders representing a quorum at shareholders’ meetings and any other home country practice that would have been permitted by the Nasdaq Capital Market under its rules. Infinity Cross Border Acquisition Corporation did not have a nominating or compensation committee and did not intend to establish one prior to the consummation of our initial business combination. Furthermore, Infinity Cross Border Acquisition Corporation intended to follow home country practice instead of Rule 5635 of the Nasdaq Capital Market, which requires shareholder approval for certain issuances of securities, including acquisitions of stock or assets of third parties resulting in the issuance of 20% or more of an issuer’s outstanding shares, issuances resulting in a change of control of an issuer and certain equity compensation plans. Following Infinity Cross Border Acquisition Corporation’s home country governance practices as opposed to the requirements that would otherwise apply to a U.S. company listed on the Nasdaq Capital Market may have provided less protection than is accorded to investors under the rules of the Nasdaq Stock Market applicable to domestic issuers.

ITEM 16H.	MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.	FINANCIAL STATEMENTS

See Item 18.

ITEM 18.	FINANCIAL STATEMENTS

The financial statements of the Company are included in this Annual Report beginning on page F-1, which are incorporated herein by reference.

ITEM 19.	EXHIBITS

Exhibit No.	Description
1.1	Underwriting Agreement (1)

2.1	Merger and Share Exchange Agreement, dated January 8, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (2)

2.2	First Amendment to the Merger and Share Exchange Agreement, dated February 20, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (3)

2.3	Second Amendment to the Merger and Share Exchange Agreement, dated March 18, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp., Glori Merger Subsidiary, Inc., Infinity-C.S.V.C. Management Ltd. in its capacity as the INXB Representative and Glori Energy Inc. (4)

3.1	Memorandum and Articles of Association (5)

3.2	Amended and Restated Memorandum and Articles of Association (1)

3.3	Certificate of Change of Name (9)

4.4	Warrant Agreement between Continental Stock Transfer & Trust Company and the Registrant (1)

10.1	Amended and Restated Promissory Note, dated March 31, 2012, issued to the Sponsors (5)

10.2	Letter Agreement between the Registrant, the Initial Shareholders, and the Sponsors (1)

10.3	10b5-1 Warrant Purchase Plan by the Sponsors (6)

10.4	Investment Management Trust Agreement between Continental Stock Transfer & Trust Company and the Registrant (1)

10.5	Letter Agreement between Infinity-C.S.V.C. Management Ltd. and the Registrant regarding administrative support (1)

10.6	Registration Rights Agreement between the Registrant and the Securityholders (1)

10.7	Securities Purchase Agreement, dated as of April 6, 2011, between the Registrant and the Sponsors (5)

10.8	Second Amended and Restated Sponsor Warrants Purchase Agreement between the Registrant and the Sponsors (7)

10.9	Amended and Restated EBC Warrant Purchase Agreement, between EBC and the Registrant (8)

10.10	Form of Indemnity Agreement (9)

10.11	Sponsor Escrow Agreement (9)

10.12	Share Purchase Agreement, dated January 7, 2014, by and among Infinity Cross Border Acquisition Corporation, Glori Acquisition Corp. and each of the buyers thereto (2)

11.1	Form of Code of Ethics (9)

12.1	Certification of Principal Executive Officer Pursuant to Exchange Act Rules 13a-14(a) and Rule 15d-1(a), as adopted pursuant to Section 302 of Sarbanes-Oxley Act of 2002

12.2	Certification of Principal Financial Officer Pursuant to Exchange Act Rules 13a-14(a) and Rule 15d-1(a), as adopted pursuant to Section 302 of Sarbanes-Oxley Act of 2002

13.1	Certifications of Principal Executive Officer and Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of Sarbanes-Oxley Act of 2002

(1)	Incorporated by reference to Infinity Cross Border Acquisition Corporation’s current report on Form 6-K filed on July 25, 2012.

(2)	Incorporated by reference to Glori Acquisition Corp.’s Form S-4, filed on January 16, 2014

(3)	Incorporated by reference to Glori Acquisition Corp.’s Form S-4/A, filed on February 21, 2014

(4)	Incorporated by reference to Glori Acquisition Corp.’s Form S-4/A, filed on March 20, 2014

(5)	Incorporated by reference to Infinity Cross Border Acquisition Corporation’s registration statement on Form S-1, filed on June 8, 2012.

(6)	Incorporated by reference to the Infinity Cross Border Acquisition Corporation’s registration statement on Form F-1/A, filed on June 28, 2012.

(7)	Incorporated by reference to the Infinity Cross Border Acquisition Corporation’s registration statement on Form F-1/A, filed on May 25, 2012.

(8)	Incorporated by reference to the Infinity Cross Border Acquisition Corporation’s registration statement on Form S-1/A, filed on May 19, 2011.

(9)	Incorporated by reference to the Infinity Cross Border Acquisition Corporation’s registration statement on Form F-1/A, filed on January 19, 2012.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GLORI ENERGY INC.

July 31, 2014
	By:	/s/ Stuart M. Page
Stuart M. Page
President and Chief Executive Officer

July 31, 2014
	By:	/s/ Victor M. Perez
Victor M. Perez
Chief Financial Officer

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Registered Public Accounting Firm	F-2

Balance Sheets as of March 31, 2014 and as of March 31, 2013	F-3

Statements of Operations for the period from April 6, 2011 (date of inception) to March 31, 2013, from April 1, 2013 to March 31, 2014 and from April 6, 2011 (date of inception) to March 31, 2014	F-4

Statements of Changes in Shareholders’ Equity for the period from April 6, 2011 (date of inception) to March 31, 2014	F-5

Statements of Cash Flows for the period from April 6, 2011 (date of inception) to March 31, 2013, from April 1, 2013 to March 31, 2014 and from April 6, 2011 (date of inception) to March 31, 2014	F-6

Notes to Financial Statements	F-7

Report of Independent Registered Public Accounting Firm

To The Board of Directors and Shareholders of Infinity Cross Border Acquisition Corporation:

We have audited the accompanying balance sheets of Infinity Cross Border Acquisition Corporation (a corporation in the development stage) (the "Company") as of March 31, 2014 and 2013, and the related statement of operations, cash flows and changes in shareholders' equity for the year ended in March 31, 2014 and for the periods from April 6, 2011 (date of inception) to March 31, 2013 and 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles we used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that out audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material aspects, the financial position of Infinity Cross Border Acquisition Corporation (a company in the development stage) as of March 31, 2014 and 2013 and the related statement of operations, cash flows and the changes in shareholders' equity for the year ended in March 31, 2014 and for the periods from April 6, 2011 (date of inception) to March 31, 2013 and 2014 in conformity with U.S. generally accepted accounting principles.

/s/ Ziv Haft
Tel Aviv, Israel	Ziv Haft
July 31, 2014	Certified Public Accountants (Isr.)
BDO Member Firm

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

BALANCE SHEETS

	March 31, 2014	March 31, 2013
ASSETS

Current assets
Cash	$27,841	$385,128
Prepaid expenses	45,093	10,466
Deferred offering costs (Note 2)	-	-
Restricted cash held in trust (Note 1,7)	46,000,000	46,013,666
Total Assets	$46,072,934	$46,409,260

LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities
Note and advances payable to affiliate (Note 4)	$-	$-
Loans from shareholders	500,000	-
Accrued expenses	103,981	128,097
Deferred legal fees	100,000	100,000
Warrant Liability	8,112,475	6,024,900
Total current liabilities	8,816,456	6,252,997

Commitments and Contingencies (Note 1,3,4,6)

Ordinary shares subject to possible redemption; 4,032,060 shares (at redemption value)	32,256,477	35,156,262
Shareholders' Equity:
Ordinary shares, no par value; unlimited shares authorized; 3,155,440 issued and outstanding (which excludes 4,032,060 shares subject to possible redemption as of March 31, 2014); 2,792,967 issued and outstanding as of March 31, 2013 (Note 5)	-	-
Additional paid-in capital	5,000,001	5,000,001
Deficit accumulated during the development stage	-	-
Total shareholders’ equity (deficit )	5,000,001	5,000,001
Total liabilities and shareholders’ equity (deficit )	$46,072,934	$46,409,260

The accompanying notes should be read in conjunction with the financial statements

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

STATEMENTS OF OPERATIONS

	Year ended March 31,	Period from April 6, 2011 (inception) to March 31, 2013	Period from April 6, 2011 (inception) to March 31, 2014
	2014

Formation and operating costs	$798,544	$321,278	$1,119,822
Decrease (increase) in fair value of Trust Fund	$13,666	$(13,666)	$-
Increase in fair value of warrant liability	$2,087,575	$105,700	$2,193,275

Net loss attributable to ordinary shares not subject to possible redemption	$(2,899,785)	$(413,312)	$(3,313,097)

Weighted average number of ordinary shares outstanding, excluding shares subject to possible redemption	3,155,440	1,906,195	2,324,474

Net loss per ordinary share, excluding shares subject to possible redemption	$(0.92)	$(0.22)	$(1.43)

The accompanying notes should be read in conjunction with the financial statements

INFINITY CROSS BORDER ACQUISITION CORPORATION

 (a corporation in the development stage)

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

For the period from April 6, 2011 (inception) to March 31, 2014

	Ordinary shares		Additional paid-in capital	Deficit accumulated during the development stage	Total Shareholders’ equity
	Shares	Amount

Sale of ordinary shares to Sponsor on April 6, 2011 at approximately $ 0.022 per share (Note 4)	1,150,000	$-	$25,000	$-	$25,000

Net loss attributable to ordinary shares not subject to possible redemption	-	-	-	(27,124)	(27,124)
Balances as of March 31, 2012 (Audited)	1,150,000	-	25,000	(27,124)	(2,124)

Share increase as a result of a 1.25 for 1 forward stock split	287,500	-	-	-	-

Sale on July 25 and July 26, 2012, of 5,750,000 units through public offering at $8 per unit (including 4,394,533 shares subject to possible redemption)	5,750,000	-	46,000,000	-	46,000,000

Underwriter's discount and offering expenses	-	-	(1,946,225)	-	(1,946,225)

Warrant liability	-	-	(5,919,200)	-	(5,919,200)

Proceeds from issuance of warrants	-	-	2,410,000	-	2,410,000

Proceeds subject to possible redemption of 4,394,533 ordinary shares at redemption value	(4,394,533)	-	(35,569,574)	413,312	(35,156,262)

Net loss attributable to ordinary shares not subject to possible redemption	-	-	-	(386,188)	(386,188)

Balances as of March 31, 2013 (Audited)	2,792,967	-	5,000,001	-	5,000,001
Proceeds subject to possible redemption of 362,473 ordinary shares at redemption value	362,473			2,899,785	2,899,785
Net loss attributable to ordinary shares not subject to possible redemption	-	-	-	(2,899,785)	(2,899,785)

Balances as of March 31, 2014 (Audited)	3,155,440	-	5,000,001	-	5,000,001

The accompanying notes should be read in conjunction with the financial statements

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

STATEMENTS OF CASH FLOWS

	Year ended March 31, 2014	Period from April 6, 2011 (inception) to March 31, 2013	Period from April 6, 2011 (inception) to March 31, 2014
CASH FLOWS FROM OPERATING ACTIVITIES
Net Loss for the period	(2,899,785)	(413,312)	(3,313,097)
Adjustments to reconcile net income to net cash used in operating activities:
Increase in fair value of warrant liability	2,087,575	105,700	2,193,275
Increase in fair value of Trust Fund	13,666	(13,666)	-
Change in operating liabilities:
Prepaid expenses	(34,627)	(10,466)	(45,093)
Accrued expenses	(24,116)	128,097	103,981
Deferred legal fees	-	100,000	100,000
Net cash used in operating activities	(857,287)	(103,647)	(960,934)

CASH FLOWS FROM INVESTING ACTIVITIES
Cash contributed to Trust Fund	-	(46,000,000)	(46,000,000)
Net cash used in investing activities	-	(46,000,000)	(46,000,000)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from shareholder's loans	500,000	-	500,000
Proceeds from sale of ordinary shares to Sponsor	-	25,000	25,000
Proceeds from note and advances payable to affiliate	-	-	-
Proceeds from issuance of warrants	-	2,410,000	2,410,000
Portion of net proceeds from sale of units through Public offering allocable to shares subject to possible redemption	-	39,078,774	39,078,774
Net proceeds from sale of units through public offering allocable to shareholders' equity	-	4,975,001	4,975,001
Net cash provided by financing activities	500,000	46,488,775	46,988,775

Net increase (decrease) in cash	(357,287)	385,128	27,841
Cash beginning of period	385,128	-	-
End of period	27,841	385,128	27,841

SUPPLEMENTAL SCHEDULE FOR NON-CASH FINANCING ACTIVITIES
Deferred offering costs included in accrued offering costs	-	8,836	8,836
Deferred legal fees	-	100,000	100,000
Adjustment for warrant liability in connection with the public offering	-	5,919,200	5,919,200

The accompanying notes should be read in conjunction with the financial statements

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations

Incorporation

Infinity Cross Border Acquisition Corporation f/k/a Infinity China 1 Acquisition Corporation (the “Company”) was incorporated in the British Virgin Islands on April 6, 2011.

Sponsor

The Company’s sponsors are Infinity I-China Fund (Cayman), L.P., Infinity I-China Fund (Israel), L.P., Infinity I-China Fund (Israel 2), L.P. and Infinity I-China Fund (Israel 3), L.P., the general partner of each of aforementioned funds is Infinity-CSVC Partners, Ltd., a Cayman Islands exempted company (the “Sponsor”).

Fiscal Year End

The Company has selected March 31 as its fiscal year end.

Business Purpose

The Company was formed to effect a merger, capital share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses (an “Initial Business Combination”).

Financing

The registration statement for the Company’s initial public offering was declared effective on July 19, 2012. On July 25, 2012, the Company consummated a public offering of 5,000,000 units (the “Public Units”) (the “Public Offering” – Note 3).  Each Unit consists of one ordinary share, no par value (“Ordinary Shares”), and one redeemable Ordinary Share purchase warrant (the “Public Warrant”). The Ordinary Shares sold as part of the units in the Public Offering are referred herein as “Public Shares.” On July 25, 2012, the Company completed a private placement of 4,400,000 Warrants to the initial investors and the lead underwriter (the “Private Placement Warrants”).  The Company received gross proceeds of $42,200,000 before deducting underwriters’ compensation of $1,400,000, and including $2,200,000 received for the purchase of the 4,400,000 Private Placement Warrants by the sponsors and the lead underwriter, Early BirdCapial, Inc ("EBC").

On July 26, 2012, the underwriters of the Public Offering exercised in full their option (the “Over-Allotment Option”) to purchase up to an additional 750,000 Units (the “Over-Allotment Units”) for additional gross proceeds of $6,000,000 (before deduction of underwriters compensation of $210,000) to the Company. Simultaneously with the closing of the Over-Allotment Option, the Company consummated the private sale of an additional 420,000 Private Placement Warrants (together with the sale of the 4,400,000 Private Placement Warrants, the “Private Placement”).

After giving effect to the Public Offering, the sale of the Over-Allotment Units and the Private Placement, a total of 7,187,500 Ordinary Shares (including 5,750,000 public shares and 1,437,500 shares held by the Company’s initial shareholders) and 10,570,000 Warrants (including 5,750,000 public warrants and 4,820,000 Private Placement Warrants) are outstanding. Of the proceeds from the Public Offering, the sale of the Over-Allotment Units and the Private Placement, a total of $46,000,000 (or $8.00 per public share) was initially placed in a trust account (the “Trust Account”) established for the benefit of the Company’s public shareholders.

The proceeds placed into the Trust Account may be invested only in any of (i) U.S. Treasuries having a maturity of 180 days or less, (ii) any open ended investment company that holds itself out as a registered money market fund, which invests in U.S. Treasuries, or (iii) any open ended investment company that holds itself out as a money market fund, which invests in U.S. Treasuries selected by the Company meeting the conditions of paragraphs (c)(2), (c)(3) and (c)(4) of Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended (the “Act”), as determined by the Company and, with respect to option (iii) above, accompanied by an opinion of counsel reasonably satisfactory to EBC that such investment would not cause the Company to be an investment company under the Act. The Trust Account is held overseas and maintained by Continental Stock Transfer & Trust Company, acting as trustee. At March 31, 2014 all proceeds in the trust account were held in USA Treasury Bills.

Except for a portion of the interest income that may be released to the Company to pay any taxes and to fund the Company’s working capital requirements, none of the funds held in trust will be released from the Trust Account until the earlier of: (i) the consummation of an Initial Business Combination within 18 months from the closing of the Public Offering (or 21 months from the closing of the Public Offering, if a definitive acquisition agreement is executed within 18 months but the Initial Business Combination has not been consummated within such period) and (ii) a redemption to public shareholders prior to any voluntary winding-up in the event the Company does not consummate an Initial Business Combination within the applicable period.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations- (continued)

The Company’s management has broad discretion with respect to the specific application of the net proceeds of the Public Offering and Private Placement, although substantially all of the net proceeds of the Public Offering are intended to be generally applied toward consummating an Initial Business Combination.

The Company’s initial shareholders, officers and directors have agreed that the Company will only have until January 25, 2014 to consummate its Initial Business Combination (or April 25, 2014, if the Company has entered into a definitive agreement for, but has not yet consummated, its Initial Business Combination with a target business by January 25, 2014). If the Company does not consummate its Initial Business Combination within this period of time, it will (i) as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata to the public shareholders by way of redemption and cease all operations except for the purposes of winding up its affairs. This redemption of public shareholders from the Trust Account shall be done automatically by function of the Company’s memorandum and articles of association and prior to any voluntary winding up. The initial shareholders have waived their rights to participate in any redemption with respect to their initial shares. However, if the initial shareholders or any of the Company’s officers, directors or affiliates acquire Ordinary Shares in or after the Public Offering, they will be entitled to a pro rata share of the Trust Account upon the Company’s redemption or liquidation in the event the Company does not consummate its Initial Business Combination within the required time period. In the event of such distribution, it is possible the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per Unit in the Public Offering.

Business Combination

An Initial Business Combination is subject to the following size, focus and shareholder approval provisions:

Size  — The prospective target business or businesses must have a fair market value that is at least equal to 80% of the balance of the Trust Account at the time of the execution of a definitive agreement with such target. The Company will not consummate an Initial Business Combination unless it acquires a controlling interest in a target company or is otherwise not required to register as an investment company under the Act.

Focus  — The Company will seek to identify, acquire and operate a business located in Canada, Europe, Africa or Israel, although the Company may pursue acquisition opportunities in other geographic regions.

Tender Offer/Shareholder Approval  — The Company, after signing a definitive agreement for an Initial Business Combination, will either (i) provide shareholders with the opportunity to sell their shares to the Company by means of a tender offer (and thereby avoid the need for a shareholder vote) for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable plus amounts released to fund working capital requirements, or (ii) if the Company loses its status as a foreign private issuer (“FPI”) and is subject to the Exchange Act rules applicable to domestic issuers, seek shareholder approval of the Initial Business Combination at a meeting called for such purpose in connection with which shareholders may seek to redeem their shares, regardless of whether they vote for or against the Initial Business Combination, for cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable plus amounts released to fund working capital requirements.

The decision as to whether the Company will seek shareholder approval of the Initial Business Combination or will allow shareholders to sell their shares in a tender offer will be made by the Company, solely in its discretion, and will be based on a variety of factors such as whether the Company is deemed a FPI, the timing of the transaction and whether the terms of the transaction would otherwise require the Company to seek shareholder approval. If the Company seeks shareholder approval, it will consummate its Initial Business Combination only if a majority of the outstanding ordinary shares voted are voted in favor of the Initial Business Combination. However, in no event will the Company redeem its Public Shares in an amount that would cause its net tangible assets to be less than $5,000,001. Furthermore, the redemption threshold may be further limited by the terms and conditions of the Initial Business Combination.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

1. Organization and Business Operations- (continued)

Regardless of whether the Company holds a shareholder vote or a tender offer in connection with an Initial Business Combination, a public shareholder will have the right to redeem their Public Shares for an amount in cash equal to their pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable and amounts released to fund working capital requirements. As a result, such Ordinary Shares are recorded at redemption/tender value and classified as temporary equity as of the completion of the Public Offering, in accordance with Financial Accounting Standards Board, or FASB, Accounting Standards Codification, Accounting Standards Codification (“ASC”) Topic 480, “Distinguishing Liabilities from Equity.”

Liquidation  — If the Company does not consummate an Initial Business Combination within 18 (or 21 months) from the closing of the Public Offering, the Company (i) will, as promptly as reasonably possible but no more than five business days thereafter, distribute the aggregate amount then on deposit in the Trust Account (less up to $50,000 of the net interest earned thereon to pay dissolution expenses), pro rata, to holders of Public Shares by way of redemption and (ii) intends to cease all operations except for the purposes of any winding up of its affairs. This redemption of public shareholders from the Trust Account shall be done automatically by function of the Company’s memorandum and articles of association and prior to any voluntary winding up, although at all times subject to the BVI Business Companies Act, 2004 of the British Virgin Islands.

In the event of liquidation, it is possible the per share value of the residual assets remaining available for distribution (including Trust Account assets) will be less than the initial public offering price per share in the Public Offering (assuming no value is attributed to the Public Warrants discussed in Note 3).

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the Securities and Exchange Commission.

Development Stage Company

The Company is considered to be in the development stage as defined by FASB ASC 915, “Development Stage Entities,” and is subject to the risks associated with activities of development stage companies. The Company has neither engaged in any operations nor generated any income to date. All activity through March 31, 2014 relates to the Company’s formation and the Public Offering and since consummation of the Public Offering, the search for a prospective target business with which to complete an Initial Business Combination. The Company will not generate any operating revenues until after completion of an Initial Business Combination, at the earliest. The Company may generate non-operating income in the form of interest income from the designated Trust Account.

Net Loss Per Share

Basic net loss per share is computed by dividing net loss by the weighted average number of Ordinary Shares outstanding during the period. Diluted net loss per share is computed by dividing net loss per share by the weighted average number of Ordinary Shares outstanding, plus to the extent dilutive, the incremental number of Ordinary Shares to settle warrants held by the Sponsor and the Public (see Note 4), as calculated using the treasury stock method. As the Company reported a net loss for all periods presented in the accompanying interim statements of operations, the effect of the 10,570,000 warrants (including 4,820,000 Private Placement Warrants issued to the Sponsor and lead underwriter in the private placement), have not been considered in the diluted loss per ordinary share because their effect would be anti-dilutive. As a result, dilutive loss per ordinary share is equal to basic loss per ordinary share.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies- (continued)

Income Taxes

The Company was incorporated in the British Virgin Islands, and as such, is not subject to corporate income taxes. The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authority. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces ending retained earnings. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of March 31, 2014. The Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

The Company recognizes interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. No interest expense or penalties have been recognized as of and for the year ended March 31, 2014. The Company is subject to income tax examinations by major taxing authorities since inception.

The Company may be subject to potential examination by U.S. federal, U.S. state or foreign jurisdiction authorities in the areas of income taxes. These potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, U.S. state and foreign tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Deferred Offering Costs

Deferred offering costs consist principally of legal and accounting fees incurred through the balance sheet date that are related to the Public Offering and that were charged to capital upon the receipt of the capital raised.

Warrant Liability

The Company accounts for the 10,570,000 warrants issued in connection with its Offering (consisting of 5,750,000 warrants issued in the Offering and the 4,820,000 Sponsor Warrants) in accordance with the guidance contained in 815-40-15-7D, “Contracts in Entity's Own Equity” whereby under that provision they do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period. Management used the quoted market price for the valuation of the warrants to determine the warrant liability to be $8,112,475 as of March 31, 2014. This liability is subject to re-measurement at each balance sheet date until exercised, and any change in fair value is recognized in the Company's statement of operations.

Fair Value of Financial Instruments

Unless otherwise disclosed, the fair values of financial instruments, including cash and the note payable to related party, approximate their carrying amount due primarily to their short-term nature.

Recent Accounting Pronouncements

Management does not believe that any other recently issued, but not effective, accounting standards, if currently adopted, would have a material effect on the Company’s financial statements.

Redeemable ordinary shares

As discussed in Note 1, all of the 5,750,000 Public Shares contain a redemption feature which allows for the redemption of such shares under the Company's liquidation or tender offer/shareholder approval provisions. In accordance with ASC 480, redemption provisions not solely within the control of the Company require the security to be classified outside of permanent equity. Ordinary liquidation events, which involve the redemption and liquidation of all of the entity's equity instruments, are excluded from the provisions of ASC 480. Although the Company does not specify a maximum redemption threshold, its memorandum and articles of association provides that in no event will the Company redeem its public shares in an amount that would cause its net tangible assets (shareholders' equity) to be less than $5,000,001.

The Company recognizes changes in redemption value immediately as they occur and will adjust the carrying value of the security to equal the redemption value at the end of each reporting period. Increases or decreases in the carrying amount of redeemable Ordinary Shares shall be affected by charges against the par value of common stock and retained earnings, or in the absence of retained earnings, by charges against paid-in capital in accordance with ASC 480-10-S99.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

2. Significant Accounting Policies- (continued)

Accordingly, at March 31, 2014, 4,032,060 of the 5,750,000 public shares are classified outside of permanent equity at their redemption value. The redemption value is equal to the pro rata share of the aggregate amount then on deposit in the Trust Account, including interest but less taxes payable (approximately $8.00 at March 31, 2014).

3. Public Offering

Public Units

On July 25, 2012, the Company sold 5,000,000 Public Units at a price of $8.00 per unit. Each Public Unit consists of one Public Share and one Public Warrant to purchase one Ordinary Share. On July 26, 2012, the Company sold an additional 750,000 Public Units at a price of $8.00 per unit. See footnote 1 for a discussion of the "Public Offering".

On September 14, 2012, the Company, announced that EBC notified it that commencing September 20, 2012, the holders of the Company’s Public Units may elect to separately trade the Ordinary Shares and Public Warrants underlying such Public Units. Those Public Units not separated will continue to trade on the Nasdaq Capital Market under the symbol “INXBU” and each of the underlying Ordinary Shares and Warrants will trade under the symbols “INXB” and “INXBW”, respectively. Holders of Public Units will need to have their brokers contact Continental Stock Transfer & Trust Company, the Company’s transfer agent, in order to separate the Public Units into Ordinary Shares and Public Warrants.

Public Warrant Terms and Conditions:

Exercise Conditions  — Each Public Warrant entitles the holder to purchase from the Company one Ordinary Share at an exercise price of $7 per share commencing on the later of the completion of an Initial Business Combination and July 25, 2014, provided that the Company has an effective registration statement under the Securities Act of 1933, as amended, covering the Ordinary Shares issuable upon exercise of the Public Warrants and such shares are registered or qualified under the securities laws of the state of residence of the exercising holder. The Public Warrants expire three years from the date of the completion of the Company’s Initial Business Combination, unless earlier redeemed. The Public Warrants will be redeemable in whole and not in part at a price of $0.01 per warrant upon a minimum of 30 days’ notice after the warrants become exercisable, only in the event that the last sale price of the Ordinary Shares exceeds $10.50 per share for any 20 trading days within a 30-trading day period. If the Public Warrants are redeemed by the Company, management will have the option to require all holders that wish to exercise such warrants to do so on a cashless basis.

Registration Risk  — In accordance with a warrant agreement relating to the Public Warrants, the Company will be required to use its best efforts to maintain the effectiveness of a registration statement relating to the Ordinary Shares issuable upon exercise of the Public Warrants. The Company will not be obligated to deliver securities, and there are no contractual penalties for failure to deliver securities, if a registration statement is not effective at the time of exercise. Additionally, in the event a registration statement is not effective at the time of exercise, the holders of such Public Warrants shall not be entitled to exercise such Public Warrants (except on a cashless basis under certain circumstances) and in no event (whether in the case of a registration statement not being effective or otherwise) will the Company be required to net cash settle or cash settle the Public Warrants. Consequently, the Public Warrants may expire unexercised, unredeemed and worthless, and an investor in the Public Offering may effectively pay the full unit price solely for the ordinary shares included in the Public Units.

Accounting  — Management has determined, in accordance with the guidance contained in 815-40-15-7D, “Contracts in Entity's Own Equity” whereby under that provision the Public Warrants, Sponsor Warrants or EBC Warrants do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

3. Public Offering- (continued)

Underwriting Agreement  — The Company paid an underwriting discount of 3.5% of the Public Unit offering price to the underwriters at the closing of the Public Offering (an aggregate of $1,610,000). The Company also issued a unit purchase option, for $100, to EBC or its appointees or its designees, to purchase 500,000 units at an exercise price of $8.80 per unit. The unit purchase option is exercisable commencing on the later to occur of the consummation of the Initial Business Combination and July 19, 2013 and expires July 19, 2017. The units issuable upon exercise of this option are identical to the units sold in the Public Offering. The Company has accounted for the fair value of the unit purchase option, inclusive of the receipt of $100 cash payment, as an expense of the Public Offering resulting in a charge directly to shareholders’ equity. The Company estimated that the fair value of this unit purchase option was approximately $1,105,719 (or $2.21 per unit) using a Black-Scholes option-pricing model. The fair value of the unit purchase option was estimated as of the date of grant using the following assumptions: (1) expected volatility of 35%, (2) risk-free interest rate of 0.27% and (3) expected life of five years. The unit purchase option may be exercised for cash or on a “cashless” basis, at the holder’s option (except in the case of a forced cashless exercise upon the Company’s redemption of the Warrants, as described above), such that the holder may use the appreciated value of the unit purchase option (the difference between the exercise prices of the unit purchase option and the underlying Warrants and the market price of the Units and underlying ordinary shares) to exercise the unit purchase option without the payment of any cash. The holder of the unit purchase option is entitled to certain demand and piggy-back registration rights. The Company has no obligation to net cash settle the exercise of the unit purchase option or the Warrants underlying the unit purchase option. The holder of the unit purchase option is not entitled to exercise the unit purchase option or the Warrants underlying the unit purchase option unless a registration statement covering the securities underlying the unit purchase option is effective or an exemption from registration is available. If the holder is unable to exercise the unit purchase option or underlying Warrants, the unit purchase option or Warrants, as applicable, will expire worthless.

The Company has engaged EBC on a non-exclusive basis, to act as its advisor and investment banker in connection with its Initial Business Combination to provide it with assistance in negotiating and structuring the terms of its Initial Business Combination. The Company will pay EBC a cash fee of $860,000 for such services upon the consummation of its Initial Business Combination.

4. Related Party Transactions

Founder Shares  — In April 2011, the Sponsors purchased 1,150,000 ordinary shares as adjusted, (the “Founder Shares”) for $25,000, or approximately $0.022 per share. On May 24, 2012, the Company effectuated a 1.25-for-1 forward split of the outstanding Ordinary Shares, leaving the sponsors and initial shareholders with 1,437,500 founder shares.

Forfeiture  — The Founder Shares included 187,500 Ordinary Shares that were subject to forfeiture if and to the extent the underwriters’ over-allotment option was not exercised, so that the initial shareholders would own 20% of the Company’s issued and outstanding shares after the Public Offering. On July 26, 2012 the over-allotment option was exercised in full and therefore no such shares are subject to forfeiture.

Rights  — The Founder Shares are identical to the Ordinary Shares included in the Public Units sold in the Public Offering except that (i) the Founder Shares are subject to certain transfer restrictions, as described in more detail below, and (ii) the initial shareholders have agreed to waive their redemption rights with respect to the Founder Shares and any Public Shares they purchase in connection with the Initial Business Combination and have also waived their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination within 18 (or 21) months from the closing of the Public Offering.

Voting  — If the Company seeks shareholder approval of its Initial Business Combination, the initial shareholders have agreed to vote the Founder Shares and any Public Shares purchased during or after the Public Offering in favor of the Initial Business Combination.

Liquidation  — Although the initial shareholders and their permitted transferees have waived their redemption rights with respect to the Founder Shares if the Company fails to consummate an Initial Business Combination within 18 (or 21) months from the closing of the Public Offering, they are entitled to redemption rights with respect to any Public Shares they may own.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

4. Related Party Transactions- (continued)

Sponsor and EBC Warrants  — On July 25, 2012, the Sponsors and EBC purchased an aggregate of 4,000,000 and 400,000 warrants, respectively (the “Sponsor Warrants” and “EBC Warrants”, respectively) at $0.50 per warrant (for an aggregate purchase price of $2,200,000) from the Company on a private placement basis simultaneously with the closing of the Public Offering. On July 26,2012 the Sponsors and EBC purchased an aggregate of 381,818 and 38,182 warrants, respectively at $0.50 per warrant (for an aggregate purchase price of $210,000) from the Company on a private placement basis simultaneously with the closing of the over-allotment closing.

Exercise Conditions  — Each Sponsor Warrant and EBC Warrant is exercisable into one ordinary share at $7 per share. The proceeds from the Sponsor Warrants and EBC Warrants were added to the proceeds from the Public Offering held in the Trust Account. The Sponsor Warrants and EBC Warrants are identical to the Public Warrants except that (a) the Sponsor Warrants and EBC Warrants and any Public Warrants purchased by the Sponsors or their affiliates (i) will be exercisable for cash or on a cashless basis, at the holder’s option, and will not be redeemable by the Company, in each case so long as they are held by the initial purchasers or their affiliates, and (ii) will be subject to certain transfer restrictions described in more detail below, and (b) the period during which the EBC Warrants are exercisable may not be extended beyond five years from the effective date of the registration statement of which this prospectus forms a part. The purchasers have agreed that the Sponsor Warrants and EBC Warrants will not be sold or transferred by them (except to certain permitted transferees) until after the Company has completed the Initial Business Combination.

Accounting  — Management has determined, in accordance with the guidance contained in 815-40-15-7D, “Contracts in Entity's Own Equity” whereby under that provision the Sponsor Warrants, EBC Warrants, or the Public Warrants do not meet the criteria for equity treatment and must be recorded as a liability. Accordingly, the Company classifies the warrant instrument as a liability at its fair value and adjusts the instrument to fair value at each reporting period.

Disposition Restrictions

The initial shareholders have agreed not to transfer, assign or sell any of their Founder Shares (except in limited circumstances to permitted assigns) until the earlier of (1) one year after the completion of its Initial Business Combination and (2) the date on which the Company consummate a liquidation, share exchange, share reconstruction and amalgamation, or other similar transaction after its Initial Business Combination that results in all of its shareholders having the right to exchange their ordinary shares for cash, securities or other property (the “Lock-Up Period”). Notwithstanding the foregoing, if the Company’s share price reaches or exceeds $9.60 for any 20 trading days within at least one 30-trading day period during the Lock-Up Period, 50% of the Founder Shares will be released from the lock-up and, if the Company’s share price reaches or exceeds $12.00 for any 20 trading days within at least one 30-trading day period during such Lock Up Period, the remaining 50% of the Founder Shares shall be released from the lock-up. The Sponsor has agreed not to transfer, assign or sell any of the Sponsor Warrants including the Ordinary Shares issuable upon exercise of the Sponsor Warrants until after the completion of an Initial Business Combination.

Registration Rights

The holders of the Founder Shares, Sponsor Warrants, EBC Warrants and warrants that may be issued upon conversion of working capital loans (and the Ordinary Shares underlying all of such warrants) have registration rights to require the Company to register a sale of any of the securities held by them pursuant to a registration rights agreement signed on July 19, 2012. These holders are entitled to make up to three demands (or one demand in the case of the EBC Warrants), excluding short form demands, that the Company register such securities for sale under the Securities Act. In addition, these holders will have “piggy-back” registration rights to include their securities in other registration statements filed by the Company. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable lock-up period, which occurs (i) in the case of the Founder Shares, upon the earlier of (1) one year after the completion of the Company’s Initial Business Combination or (2) the date (1) one year after the completion of the Company’s Initial Business Combination or (2) the date on which the Company consummates a liquidation, merger, share exchange or other similar transaction after the Company’s Initial Business Combination that results in all of the Company’s shareholders having the right to exchange their ordinary shares for cash, securities or other property, and (ii) in the case of the Sponsor Warrants and EBC Warrants and the respective Ordinary Shares underlying such warrants, after the completion of the Company’s Initial Business Combination. Notwithstanding the foregoing, in the event the sales price of the Company’s Ordinary Shares reaches or exceeds $9.60 for any 20 trading days within any 30-trading day period during such one year period, 50% of the Founder Shares shall be released from the lock-up and, if the sales price of the Company’s shares reaches or exceeds $12.00 for any 20 trading days within any 30-trading day period during such one year period, the remaining 50% of the Founder Shares shall be released from the lock-up. In addition, members of the Company’s Sponsor and the underwriters have agreed not to, subject to certain limited exceptions, transfer, assign or sell any of the Sponsor Warrants or EBC Warrants (including the Ordinary Shares issuable upon exercise of such Warrants) until after the completion of the Initial Business Combination. The Company will bear the costs and expenses of filing any such registration statements.

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

4. Related Party Transactions- (continued)

Administrative Services

The Company has agreed pay $10,000 per month for up to 21 months for office space, utilities and secretarial and administrative services to Infinity-C.S.V.C. Management Ltd, an affiliate of the Company’s sponsors. Services commenced July 20, 2012 and will terminate upon the earlier of (i) the consummation of an Initial Business Combination or (ii) the liquidation of the Company.

Note and advances Payable

In April, 2011, the Company issued an unsecured promissory note for $45,000 to the Sponsors and received from the Sponsors advances in the amount of $93,265; proceeds from the loan and the advances were used to fund a portion of the organizational and offering expenses owed by the Company to third parties. The principal balances of the loan and the advances are repayable on the earlier of (i) the date of the consummation of the Public Offering or (ii) September 30, 2012. The principal balance was pre-payable without penalty at any time in whole or in part. No interest accrued on the unpaid principal balance of the loan and the advances. The loan and the advances were due and payable upon the consummation of the Public Offering. As at March 31, 2013, the loan and the advances have been paid.

5. Shareholders’ Equity

Ordinary Shares  — The Company has unlimited Ordinary Shares authorized. Holders of the Company’s Ordinary Shares are entitled to one vote for each Ordinary Share. At March 31, 2014, there were 3,155,440 Ordinary Shares outstanding (excluding 4,032,060 shares subject to possible redemption).

Preferred Shares  — The Company is authorized to issue an unlimited number of preferred shares in five different classes with such designations, voting and other rights and preferences as may be determined from time to time by Board of Directors. At March 31, 2014 the Company has not issued any preferred shares.

6. Commitments

The Company has committed to pay its attorneys a deferred legal fee of $100,000 upon the consummation of the Initial Business Combination relating to services performed in connection with the Public Offering. This amount has been accrued in the accompanying balance sheet.

7. Fair Value Measurement

The Company complies with FASB ASC 820, Fair Value Measurements, for its financial assets and liabilities that are re-measured and reported at fair value at each reporting period, and non-financial assets and liabilities that are re-measured and reported at fair value at least annually.

The following tables present information about the Company’s assets that are measured at fair value on a recurring basis as of March 31, 2014, and indicate the fair value hierarchy of the valuation techniques the Company utilized to determine such fair value. In general, fair values determined by Level 1 inputs utilize quoted prices (unadjusted) in active markets for identical assets or liabilities. Fair values determined by Level 2 inputs utilize data points that are observable such as quoted prices, interest rates and yield curves. Fair values determined by Level 3 inputs are unobservable data points for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability:

INFINITY CROSS BORDER ACQUISITION CORPORATION

(a corporation in the development stage)

NOTES TO FINANCIAL STATEMENTS

7. Fair Value Measurement- (continued)

Fair Value of Financial Assets as of March 31, 2013

Description	Balances, at March 31, 2014	Quoted Prices in Active Markets (level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:
Investments held in Trust Account	$46,000,000	$46,000,000	-	-
Liabilities:
Warrant liability	$8,112,475	$8,112,475	-	-
Total	$37,887,525	$37,887,525	-	-

The fair values of the Company’s investments held in the Trust Account are determined through market, observable and corroborated sources. Under the terms of the trust there was an decrease in fair value of $13,666 as of March 31,2014.

